SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Mobiquity Technologies, Inc.
(Name of Issuer)

Common Stock, par value 0.0001 per share
(Title of Class of Securities)

60743F 607
(CUSIP Number)

Steven Morse, Esq. Morse & Morse, PLLC 2100 Deer Park Avenue, Ste. 1A Deer Park, New York 11729 (516) 445-7635
(Name, address and telephone number of person authorized to receive notices and communications)

December 18, 2023
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 60743F 607	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Gene Salkind
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	8,068,265
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	8,068,265
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,068,265
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /x/ Excludes warrants to purchase 96,100 shares at exercises prices of at least $60 per share.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.7% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Based upon 3,882,499 common shares outstanding on December 20, 2023.

CUSIP No. 60743F 607	SCHEDULE 13D	Page 3 of 5 Pages

ITEM 1. Security and Issuer.

The securities to which this Schedule 13D relates are the common shares, $0.0001 par value per share (“Common Shares”) of Mobiquity Technologies, Inc., a New York corporation (the “Issuer”). The address of the executive offices of the Issuer is 35 Torrington Lane, Shoreham, NY 11766.

ITEM 2. Identity and Background.

(a) – (c) This Statement is filed by Gene Salkind, with an address c/o of 35 Torrington Lane, Shoreham, NY 11766. Dr. Salkind is a practicing neurosurgeon in Pennsylvania.

(d) - (e) During the last five years, Dr. Salkind has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Mr. Salkind is a United States citizen.

ITEM 3. Source and Amount of Funds or Other Consideration.

Dr. Salkind, his wife, and a family trust used their personal funds to make investments in the Issuer over the last several years.

ITEM 4. Purpose of Transaction.

Dr. Salkind is Chairman of the Board of the Issuer and a principal stockholder. The original purpose of the November 7, 2023 transaction described in Item 5 was to increase the Company’s stockholders equity over $2.5 million to attempt to ensure compliance with NASDAQ Capital Market maintenance requirements and to provide working capital to the Issuer.

Except as described above, Mr. Salkind presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

(a), (b) Dr. Salkind, his wife, and a family trust beneficially own 548,535 common shares of the Issuer and Series H Preferred Stock convertible into 7,519,730 common shares for an aggregate beneficial ownership interest of 8,068,265 common shares or 70.7% of the outstanding common shares. The foregoing excludes outstanding warrants owned by him to purchase 96,100 common shares at exercises prices of at least $60 per share.

CUSIP No. 60743F 607	SCHEDULE 13D	Page 4 of 5 Pages

(c) During the last 60 days, the following issuances of the Issuer’s securities were made to Dr. Salkind:

Effective November 7, 2023, the Company closed on three Subscription Agreements for the sale of a combined 300,789 shares of its newly designated Series G Preferred Stock to parties associated with Gene Salkind (Preferred Shareholders), for total proceeds of $1,200,000 plus conversion of principal and accrued interest from the October 2023 Loan of $303,495, resulting in an increase in shareholders’ equity of $1,503,495. Each share of the Series G Preferred Stock is convertible by the Preferred Shareholders at any time after issuance into ten (10) shares of the Company’s Common Stock, or $0.50 per Common Share (Conversion Ratio). The Series G Preferred Stock will automatically convert at the same Conversion Ratio upon the Company’s Common Stock reporting of a closing sales price over $5.00 per share for ten (10) consecutive trading days. The Company will pay annualized dividends equal to twenty percent (20%) of the subscription price of the Series G Preferred Stock, payable monthly commencing January 2, 2024, in either cash or shares of Common Stock, at the option of the Preferred Shareholders. Should the cash option be elected, the Company may determine that such dividend shall be paid through the issuance of a one-year fifteen percent (15%) promissory note, secured by all assets of the Company.

Prior to November 7, 2023, the Company’s compensation committee approved a one year consulting agreement to issue 150,000 restricted shares of common stock to Gene Salkind, Chairman of the Board.

On December 18, 2023, the Company exchanged 300,789 shares of Series G Preferred Stock with an equity value of $1,503,495 for 751,973 shares of Series H Preferred Stock at an issue price of $2.00 per share. Each share of the Series H Preferred Stock is convertible by the Preferred Shareholders at any time after issuance into ten (10) shares of the Company’s Common Stock, or $0.20 per Common Share (Conversion Ratio). The Series H Preferred Stock will automatically convert at the same Conversion Ratio upon the Company’s Common Stock reporting of a closing sales price over $2.00 per share for ten (10) consecutive trading days or December 31, 2026, whichever is earlier. The Company will pay monthly dividends equal to one percent (1%) of the issue price of the Series H Preferred Stock, payable monthly commencing January 2, 2024, in either cash or shares of Common Stock, at the option of the Preferred Shareholders. Should the cash option be elected, the Company may determine that such dividend shall be paid through the issuance of a one-year fifteen percent (15%) promissory note, secured by all assets of the Company. On December 19, 2023, Mr. Salkind received options to purchase 100,000 common shares at an exercise price of $.20 per share over a term of 5 years.

(d) and (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

No contracts, arrangements, understandings, or relationships (legal or otherwise) exist between Dr. Salkind and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. Materials to be filed as Exhibits.

Not applicable.

CUSIP No. 60743F 607	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2023	By:	/s/ Dr. Gene Salkind
Dr. Gene Salkind